SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: June 5, 2006	By:	/s/ Nancy C. Gardner

15 May 2006

Reuters Group PLC
Movement in Shareholdings

Notification was received on 12 May 2006 from Fidelity International Limited and its direct and indirect subsidiaries informing us that they currently hold 174,036,488 Ordinary 25 pence per shares in Reuters Group PLC which is 13.01% of the issued share capital (1,337,904,428) excluding shares held in Treasury). This represents an increase in their holding since their last notification. The shares are registered in various accounts.

Contact:

Elizabeth Maclean
Assistant Company Secretary

Reuters Group PLC

Elizabeth.maclean@reuters.com
Tel. no. 020 7542 67096

18 May 2006

Reuters Group PLC
Movement in Shareholdings

Notification was received on 18 May 2006 from Fidelity International Limited and its direct and indirect subsidiaries informing us that they currently hold 176,094,678 Ordinary shares of 25 pence each in Reuters Group PLC which is 13.19% of the issued share capital excluding shares held in Treasury. This represents an increase in their holding since their last notification. The shares are registered in various accounts.

Contact:

Elizabeth Maclean
Assistant Company Secretary

Reuters Group PLC

Elizabeth.maclean@reuters.com
Tel. no. 020 7542 67096

24 May 2006

Reuters Group PLC
Movement in Shareholdings

Notification was received on 23 May 2006 from Barclays PLC and its subsidiaries informing us that they currently hold 40,069,073 Ordinary shares of 25 pence each in Reuters Group PLC which is 3.01% of the issued share capital excluding shares held in Treasury. This represents an increase in the percentage of issued share capital held by Barclays PLC. The shares are registered in various accounts.

Contact:

Elizabeth Maclean
Assistant Company Secretary

Reuters Group PLC

Elizabeth.maclean@reuters.com
Tel. no. 020 7542 67096

24 May 2006.   Reuters concludes agreement over pension fund deficit

London – Reuters has agreed a package of measures with the trustees of its two UK final salary pension plans that will substantially fund the pension deficit, enhance the security of members’ existing benefits and reduce the risk associated with managing the plans. As such, the discussions outlined in the company’s first quarter revenue statement have been successfully concluded.

In addition to its ordinary pension contributions, Reuters will pay a cash sum of £188 million into the two pension funds in 2006 and a further £42 million in 2007. This injection of cash will not impact the funding of Reuters Core Plus growth strategy or its share buyback programme. Reuters recorded a deficit of £265million for its UK plans on its 2005 balance sheet.

The package of measures also includes initiatives to de-risk the investment strategy of the plans and reduce Reuters exposure to future asset and liability risk.

The 2006 cash injection will include a one-off discretionary increase for pensioners, in line with price inflation. The package of measures also includes a framework under which the potential for future discretionary increases will be determined.

The P&L cost of the discretionary increase will be offset by additional investment returns from higher funding in the plan, and will have a neutral impact on Reuters trading profit. The cash payment into the plan will increase Reuters finance costs in 2006 by approximately £5 million. In future years there is expected to be no material impact on earnings.

Contacts

Johnny Weir – Reuters

Tel: + 44 207 542 5211 Mobile: + 44 7990 565211

johnny.weir@reuters.com

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Forward looking statements

This press release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2005 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F 2005 are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

BLOCK LISTING APPLICATIONS MADE DURING MAY 2006

2 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Save As you Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com

Tel no. 020 7542 6706

8 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 420,000 Ordinary shares of 25p each under the Save As you Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Rosemary Martin
General Counsel & Company Secretary
Email:rosemary.martin@reuters.com

Tel no. 020 7542 3485

18 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 420,000 Ordinary shares of 25p each under the Save As you Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com

Tel no. 020 7542 6706

19 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 420,000 Ordinary shares of 25p each under the Save As you Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email:elizabeth.maclean@reuters.com

Tel no. 020 7542 6706

22 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 420,000 Ordinary shares of 25p each under the Save As you Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com

Tel no. 020 7542 6706

24 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 240,000 Ordinary shares of 25p each under the Save As You Earn Plan and 200,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com

Tel no. 020 7542 6706

30 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 12,562,507 Ordinary shares of 25p each under the Save As You Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

31 May 2006

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 450,000 Ordinary shares of 25p each under the Save As You Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com

Tel no. 020 7542 6706

SHARE BUY BACK ANNOUNCEMENTS MADE DURING MAY 2006

8 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 560,000 ordinary shares at a price of 409.5166 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 106,635,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,338,348,028.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

9 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 409.6161 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 107,135,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,337,869,997.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

10 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 407.9854 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 107,635,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,337,386,577.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

12 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 398.7827 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 108,135,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,336,904,428.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

15 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 388.594 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 109,635,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,335,473,834.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

16 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 125,000 ordinary shares at a price of 389.9 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 109,760,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,335,348,834.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

18 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 381.0493 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 110,510,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,334,605,683.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

19 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 383.4063 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 111,260,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,333,862,079.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

22 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 374.4508 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 112,010,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,333,151,308.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

23 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 380.1323 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 112,510,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,332,713,674.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

25 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 377.5636 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 113,510,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,331,717,267.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

30 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 375.6179 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 114,510,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,330,763,533.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

31 May 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 376.9438 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 115,510,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,329,770,861.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057